

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 12, 2011

Via Email
Mr. Zhaohui John Liang
Chief Financial Officer
China Oumei Real Estate Inc.
634 Donna Court
River Vale, NJ 07675

> **Re:** **China Oumei Real Estate Inc. (f/k/a Dragon Acquisition Corp.)**
> **Amendment No. 11 to Registration Statement on**
> **Form S-1**
> **Filed September 19, 2011**
> **File No. 333-166658**

Dear Mr. Liang:

      We have reviewed Amendment No. 11 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   The column "proposed maximum aggregate offering price" does not add up to amount disclosed as the total. Please revise to correct the figure.

Land Appreciation Tax ("LAT"), page 45

2.   We note your response to comment 4 in our letter dated June 29, 2011 and reissue the comment. Please tell us how you determined it was appropriate under U.S. GAAP to record the LAT liability and the related expense at the completion of a project, rather than accruing the estimate amount over time consistent with your percentage-of-completion accounting, and cite the authoritative U.S. GAAP literature upon which you relied.

Recent Efforts by the Chinese Government to Cool down the Real Estate Industry, page 51

3.   We note the revised disclosure here and in your risk factors section regarding the new
       tightening policies. Please revise to discuss how these polices affect your operations or
       advise. Discuss the portion of your prior sales that were made to purchasers who made
       down payments that were less than the increased minimum and/or already owned a home
       prior to their purchase, if possible.

Projects in Planning, page 61

4.   We note your response to comment 6 of our letter dated June 29, 2011. In connection
       with the preceding comment, discuss why the policies discussed in the revised disclosure
       do not impact your estimated sales and profit figures included here and for your projects
       under construction. Also, for the commercial properties, please clarify whether the units
       are sold individually.

Form 20-F for the Fiscal Year Ended December 25, 2010

Management's Annual Report on Internal Control Over Financial Reporting, page 80

5.   We note your response to our prior comment 9 and await the amendment of your Form
       20-F to incorporate your proposed changes.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
  defense in any proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Attorney - Advisor

cc: Louis A. Bevilacqua, Esq.